

April 17, 2012

<u>Via E-mail</u>
Brett A. Roberts
Chief Executive Officer
Credit Acceptance Corp oration
25505 W. Twelve Mile Road
Southfield, Michigan 48034-8339

Re: **Credit Acceptance Corporation**
             Form 10-K
             Filed February 24, 2012
             File No. 0-20202

Dear Mr. Roberts:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation, page 21</u>
<u>Our Operations are Dependent on Technology, page 21</u>

1. You disclose that your business is reliant upon technology systems and networks, including systems and networks managed by third parties, to process, transmit and store information and to conduct many of your business activities and transactions, including your core credit approval process. You also disclose that you maintain personal

information of your loan customers and employees, which may expose you to liability and reputational risk if the information were to be lost or stolen. Furthermore, it is reported that the prevalence of cyber attacks, including denial of service attacks and attacks that have resulted in the loss of customer data, have increased. With a view towards disclosure, please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and management's view of the impact of any such attacks on your operations, expenses and risks. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel